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                      Securities and Exchange Commission
                            Washington, D.C. 20549
                        -------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                        The Growth Fund of Spain, Inc.
 ----------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   399877109
-----------------------------------------------------------------------------
                                (CUSIP Number)

                              Gregory L. Melville
                          Bankgesellschaft Berlin AG
                               Alexanderplatz 2
                                D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 28, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



                               Page 1 of 5 Pages

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CUSIP No.: 399877109               13D                      Page 2 of 5 Pages



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                   Bankgesellschaft Berlin AG

2         CHECK THE APPROPRIATE BOX IF A MEMBER                       (a) [ ]
          OF A GROUP                                                  (b) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS                                                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL                                [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Federal Republic of Germany

        NUMBER OF                    SOLE VOTING POWER               1,338,700
          SHARES
       BENEFICIALLY                  SHARED VOTING POWER                     0
          OWNED
         BY EACH                     SOLE DISPOSITIVE POWER          1,338,700
        REPORTING
          PERSON                     SHARED DISPOSITIVE POWER                0
           WITH

11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                   1,338,700

12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES

13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                               8.1%

14        TYPE OF REPORTING PERSON                                          BK


                               Page 2 of 5 Pages

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This Amendment No. 1 amends and supplements Items 3 and 5 of the Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Growth Fund of Spain, Inc. (the "Fund").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $18,126,061 (exclusive of commissions).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated April 11, 1997, relating to the 1997 Annual Meeting of Stockholders states that, as of February 28, 1997, there were 16,544,593 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 1,338,700 shares of Common Stock, which constitute approximately 8.1% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:


Date               Number of Shares Purchased       Price Per Share
----               --------------------------       ---------------

June 9, 1997               41,700                      $14.250
June 10, 1997              73,500                       14.375
June 12, 1997               5,500                       14.625
June 16, 1997              15,000                       14.625
June 17, 1997              20,400                       14.500
June 23, 1997              51,000                       14.875
June 24, 1997              21,000                       14.872
June 27, 1997               5,000                       15.125
July 3, 1997                5,300                       15.929
July 7, 1997                9,200                       15.938
July 9, 1997               23,200                       16.060
July 21, 1997              20,000                       14.625
July 28, 1997              60,000                       14.5625
July 30, 1997               5,000                       14.625


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Date               Number of Shares Purchased       Price Per Share
----               --------------------------       ---------------
August 4, 1997             170,000                      14.125
August 5, 1997              6,600                       14.125

                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.


                               Page 4 of 5 Pages

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                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 6, 1997                 BANKGESELLSCHAFT BERLIN AG


                                      By:   /s/  E. Joseph Carrico
                                            ---------------------------------
                                            Name:       E. Joseph Carrico
                                            Title:      Director



                                      By:   /s/  Gregory L. Melville
                                            ---------------------------------
                                            Name:       Gregory L. Melville
                                            Title:      Assistant Director


                               Page 5 of 5 Pages